Via Facsimile and U.S. Mail
Mail Stop 6010

September 3, 2008

Raymond L. Carr
Chief Financial Officer
Kentucky Investors, Inc.
200 Capital Avenue
Frankfort, KT 40601

Re: Kentucky Investors, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
File Number: 000-01999

Dear Mr. Carr:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal period ended December 31, 2007

Item 9A(T). Controls and Procedures

1. Please refer to the first sentence of the second paragraph of Item 9A(T)(a) that refers to the evaluation made in the first paragraph regarding internal control over financial reporting. Your conclusion in that sentence about the effectiveness of the Company's disclosure controls and procedures appears to be based on your evaluation of internal control over financial reporting. Please instead base this conclusion on your

   evaluation of the Company's disclosure controls and procedures and revise your
   disclosure accordingly.

Exhibits 31.1 and 31.2

2. Please revise these certifications to include the entire introductory language of
   paragraph 4, which also addresses your officers' responsibility for establishing and
   maintaining internal control over financial reporting and the language of paragraph
   4(b) of Item 601(b)(31) of Regulation S-K. This comment also applies to the
   certifications filed with your Forms 10-Q for March 31, 2008 and June 30, 2008.

* * * *

   As appropriate, please amend your filings and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
on EDGAR under the form type label CORRESP a cover letter with your amendment that
keys your responses to our comments and provides any requested information. Detailed
cover letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendments.

   We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and
- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

   In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Raymond L. Carr
Chief Financial Officer
September 3, 2008
Page 3

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant